PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 19, 2014

VIA EDGAR

Mara L. Ransom, Assistant Director

Daniel Porco, Staff Attorney

William Thompson, Accounting Branch Chief

Anthony Watson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          JD.com, Inc.

Registration Statement on Form F-1 (No. 333-193650)

Response to the Comment Letter Dated May 16, 2014

Dear Ms. Ransom, Mr. Porco, Mr. Thompson and Mr. Watson:

On behalf of our client, JD.com, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 16, 2014. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 (the “Amended Registration Statement”), and all the remaining exhibits via EDGAR.

The Company respectfully advises the Staff that it plans to request the effectiveness of the Amended Registration Statement to be accelerated to 4:30 p.m. Eastern time on Wednesday, May 21, 2014. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amended Registration Statement, marked to show changes to the draft registration statement publicly filed with the Commission on March 19, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

In addition to adding or revising disclosure in response to the Staff’s comments, the Company has updated a few data from a third-party source in the Amended Registration Statement and the Company has also provided in Annex A copies of the relevant pages from the third-party source cited for the updated data in the Amended Registration Statement. The specific passages are also marked for the Staff’s easy reference.

Prospectus Summary, page 1

Summary Consolidated Financial Data and Summary Operating Data, page 14

1.                                      We note your disclosure in footnotes (1) and (2) to the table of summary consolidated balance sheet data on page 15 and elsewhere in the prospectus that you will recognize stock-based compensation of RMB37.6 million upon the redesignation of ordinary shares held by Max Smart Limited (excluding the shares you will issue to Max Smart Limited) and RMB66 million upon the redesignation of ordinary shares held by Max Smart Limited (including the shares you will issue to Max Smart Limited). Please explain to us your basis in GAAP for recognizing such compensation and tell us how you calculated the amount of stock-based compensation expense including and excluding the shares you will issue to Max Smart Limited.

The Company respectfully advises the Staff that the re-designation of ordinary shares held by Max Smart Limited (a company wholly owned by Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer) to Class B ordinary shares (which is entitled to 20 votes per share compared to 1 vote per share for Class A ordinary shares) will enable the voting power attached to the ordinary shares held by Max Smart Limited to increase from 18.8% of the total voting power of issued and outstanding share capital of the Company to over 60% immediately prior to the completion of this offering.

Even though Class B ordinary shares have the same economic rights as Class A ordinary shares, the Company believes the additional voting power and the essential control of the Company provides additional value to Mr. Liu. This is similar to a buyer willing to pay over the current market price of a publicly traded company in order to acquire a controlling interest in that company. The Company believes this re-designation should be accounted for as a modification of an equity award in accordance with ASC 718-20-35-3 through 35-4. Any incremental fair value calculated as the excess of the fair value of Class B ordinary shares held by Max Smart Limited over the fair value of the original ordinary shares held by Max Smart Limited on the measurement date should be recognized as stock-based compensation. Applying the concepts for determining the grant date of an award, the Company believes the measurement date is the date that the modified award is approved and there is a mutual understanding of the modified terms and conditions. The additional compensation expenses will be recognized when it is probable that the award will vest. Since the re-designation is effective immediately prior to the completion of the IPO and the IPO is not probable until it occurs, the Company will recognize the additional compensation expenses upon the completion of the IPO.

The Company’s Board approved the adoption of the Post-IPO dual class voting structure in February 2012, which provides Mr. Richard Qiangdong Liu the right of re-designation of 369,564,379 ordinary shares held by Max Smart Limited to Class B ordinary shares, and would become effective immediately prior to the completion of the IPO. Accordingly, share based compensation expenses of RMB37.6 million resulted from re-designation right will be recognized upon the completion of the IPO, i.e. the vesting date of the re-designation right. This amount was calculated as the incremental value of the re-designation of the 369,564,379 ordinary shares held by Max Smart Limited on the date of the Board’s approval.

In March 2014, the Company’s Board approved the grant of 93,780,970 restricted share units to Mr. Richard Qiangdong Liu as described in notes (1) and (2) at the bottom of page 15 of the Amended Registration Statement.  The ordinary shares underlying these restricted share units will be re-designated to Class B ordinary shares immediately prior to the completion of the IPO. Similar to the 369,564,379 ordinary shares, compensation expenses of RMB28.4 million were determined to be the incremental value of the re-designation of the ordinary shares underlying the 93,780,970 restricted share units on the date of such grant.  The increase in incremental value of the re-designation of these ordinary shares was attributable to our business growth in the past years.  The total amount of RMB66.0 million compensation expense will be recognized upon the completion of the IPO.

When preparing the pro forma disclosures, the Company considered the share based compensation of RMB37.6 million relating to the 369,564,379 ordinary shares held by Max Smart Limited as of December 31, 2013 as an adjustment in the presentation of “Pro Forma,” while the Company considered the total share based compensation of RMB66.0 million relating to a total of 463,345,349 ordinary shares held by Max Smart Limited at the date of latest filling as an adjustment in the presentation of “Pro Forma As Adjusted.”

The Company determined the incremental fair value as the excess of the fair value of Class B ordinary shares held by Max Smart Limited over the fair value of the original ordinary shares held by Max Smart Limited on the respective measurement dates with the assistance of an independent valuation firm using management’s estimates and assumptions.

Recent Developments, page 86

2.                                      Please revise to provide reconciliations of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 87 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements, page F-8

2. Summary of significant accounting policies, page F-17

s. Revenue, page F-23

3.                                      We note your disclosure in footnote 2(j) that you have arrangements with certain vendors to return unsold goods. As such, it appears your inventory risk has been mitigated through these arrangements. Additionally, we note that payments for purchased products are made either before delivery or upon delivery. As such, it appears your credit risk has been substantially mitigated when you collect amounts before delivery. Please provide us with your analysis of the guidance in ASC 605-45-45-3 through ASC 605-45-45-18 in situations where you have reported revenue gross and the conditions noted above exist. Please ensure your response also addresses instances where you return unsold products to the suppliers or receive inventory price protection from the suppliers through written agreements or common business practices and still recognize revenue on a gross basis.

The Company respectfully advises the Staff that as described in footnote 2(s), it is engaged in two types of online sales. For online marketplace sales, the Company charges the third-party sellers a negotiated amount or a fixed rate commission fee based on the sales amount. The Company recognizes the commission fee on a net basis as the Company is generally not the primary obligor, does not bear the inventory risk, and does not have the ability to establish the price and control the related shipping services when utilized by the online marketplace merchants. For online direct sales, the Company recognizes the revenues on a gross basis as analyzed below.

The Company respectfully advises the Staff the following with regards to its arrangements with the vendors for its online direct sales business:

•                                          General right of return — The Company takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors.  Those return rights, based on the terms of the contract with the vendors or based on customary industry practice, include 1) a right to return defective products, and 2) a right to return or exchange slow moving goods to the vendors without limitation. The right to return defective products is generally included in arrangements with all vendors.  The right to return or exchange slow moving products is generally included in the arrangements with the smaller vendors.  Products that remain unsold for a period of 30—90 days are considered slow moving goods. Whether the slow moving goods are returned or exchanged will vary based on different product categories and will be determined based on customary practice in those product categories after negotiation with the vendors. For the year ended December 31, 2013, the amount of non-defective slow moving goods that was returned or exchanged represented approximately 1% of the Company’s inventory purchases.

•                                          Price protection — The Company has price protection terms with certain of its larger suppliers for branded products. These price protection terms state that the suppliers will compensate the Company if the suppliers reduce the price for the products purchased by the Company. Such price protection right is effective for a limited period after the Company’s purchase of the specific product, generally 15—30 days. However, the actual compensation amount is not stated in the contract but rather generally based on the negotiation when the price protection term is triggered.  For the year ended December 31, 2013, the amount of price protection claimed was less than 1% of the Company’s inventory purchases.

Although the Company’s inventory risk and credit risk are mitigated given its general practice and certain arrangements with certain vendors, the Company believes it is the principal for the online direct sales transactions and should record revenue on a gross basis. To reach this conclusion, the Company considers the following in ASC 605-45-45-3 through 45-18 and makes reference to Example 4 of ASC 605-45-55-10 through 55-14:

1.                                      Primary obligor — The Company is the primary obligor to the customer.  The Company purchases products from the vendors and sells them to its customers through www.JD.com and other platforms. It is responsible for fulfilment of the goods sold and customer remedies in the event of dissatisfaction.  The customers can ask for refunds from the Company and return the products to the Company if they are not satisfied.

2.                                      Pricing discretion — The Company has complete latitude to set the prices for the products and the amount the Company earns is not fixed.

3.                                      Vendor selection — The Company has the discretion to select suppliers.

4.                                      Inventory risk — The Company has general inventory risk as a result of taking ownership and title and maintaining inventory, although that risk for inventory from certain vendors is mitigated to a lesser extent through the return provisions.  Additionally, the price protection provisions mitigate certain of the Company’s inventory risk.  However, as the amount of compensation is subject to negotiation, the Company believes it still has certain inventory risk despite the price protection provisions.

5.                                      Credit risk — The Company also agrees with the Staff that credit risk is mitigated given its practice of collecting before or upon delivery.  However, the Company does not transfer any of the credit risk to its suppliers. The Company will pay suppliers according to the payment terms agreed in the contract regardless of whether customers have paid the Company or not.

Considering the weight of the indicators in ASC 605-45-45-3 through 45-18, the Company believes it is the principal for the online direct sales transactions primarily based on the weight of the first three indicators above. The Company believes its analysis is very similar to Example 4 in ASC 605-45-55-10 through 55-14.  In that example, the reporting entity, a chain of athletic shoe stores, concludes that revenue from sales of products should be reported gross even though its inventory risk was mitigated through the return provisions with the supplier and its credit risk was minimal as sales to customers are by cash or credit card.  The example concluded that gross reporting was appropriate because the reporting entity is the primary obligor to the customers and has complete latitude to set the prices for the products.

*                                         *                                         *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Geoffrey Wang, by telephone at +86 10 6533-2928, or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:                                Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.

Sidney Xuande Huang, Chief Financial Officer, JD.com, Inc.
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex A

JD.com, Inc.

Note: Based on the F-1/A publically submitted to the SEC on May 19, 2014.

	Statement in F-1	Page No. in F-1/A	Supporting Document
1-1

Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 23.3% market share based on transaction volume in the first quarter of 2014, according to iResearch.

		2, 123	Data published on the official website of iResearch (Link: http://ec.iresearch.cn/others/ 20140508/230850.shtml)

2-1	According to iResearch, Mobile shopping transaction value in China reached RMB169.6 billion (US$28.0 billion) in 2013, an increase of 169% over 2012, and reached RMB64.2 billion (US$10.6 billion) in the first quarter 2014, an increase of 141% over the first quarter of 2013. Mobile shopping penetration increased from 9.2% in 2013 to 14.1% in the first quarter of 2014 and is expected to further increase to 20.5% by 2016, according to iResearch.	120	Data published on the official website of iResearch (Link: http://ec.iresearch.cn/shopping/ 20140508/230861.shtml)